EXHIBIT 99.1

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

OF PRANA BIOTECHNOLOGY LIMITED AND SUBSIDIARIES

(A DEVELOPMENT STAGE ENTERPRISE), OR THE GROUP

AS OF DECEMBER 31, 2017

IN AUSTRALIAN DOLLARS

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(in Australian dollars)

(Unaudited)

	Notes	31 December 2017 A$	30 June 2017 A$
ASSETS
Current assets
Cash and cash equivalents		19,911,187	21,734,957
Trade and other receivables		1,447,765	3,035,573
Financial assets at fair value through profit or loss		156,687	150,000
Other current assets		390,288	329,601
Total current assets		21,905,927	25,250,131
Non-current assets
Property, plant and equipment		25,206	30,815
Total non-current assets		25,206	30,815
Total assets		21,931,133	25,280,946
LIABILITIES
Current liabilities
Trade and other payables		1,229,803	892,434
Provisions		585,152	698,038
Total current liabilities		1,814,955	1,590,472
Non-current liabilities
Provisions		625	440
Total non-current liabilities		625	440
Total liabilities		1,815,580	1,590,912
Net assets		20,115,553	23,690,034
EQUITY
Contributed equity	8	143,898,571	144,018,006
Reserves	9	2,482,873	2,320,480
Accumulated losses		(126,265,891)	(122,648,452)
Total equity		20,115,553	23,690,034

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

1

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(in Australian dollars)

(Unaudited)

	Notes	31 December 2017 A$	31 December 2016 A$
Income
Revenue from ordinary activities	5	117,168	72,883
Other income	5	1,360,238	1,830,734
Expenses
Intellectual property expenses		(104,940)	(108,402)
General and administration expenses	6	(1,978,857)	(2,029,682)
Research and development expenses	6	(2,286,286)	(3,832,414)
Other operating expenses		(113,823)	(80,983)
Other gains/(losses)	6	(610,939)	496,019
Loss for the period		(3,617,439)	(3,651,845)
Loss before income tax		(3,617,439)	(3,651,845)
Income tax expense		-	-
Other comprehensive loss
Other comprehensive income for the period, net of tax		-	-
Total comprehensive loss for the period		(3,617,439)	(3,651,845)

		Cents	Cents

Loss per share for profit attributable to the ordinary equity holders of the company:
Basic earnings per share	4	0.68	0.68
Diluted earnings per share	4	0.68	0.68

The above Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

2

CONSOLIDATED STATEMENT OF CASH FLOWS

(in Australian dollars)

(Unaudited)

	Notes	31 December 2017 A$	31 December 2016 A$
Cash flows from operating activities
Payments to suppliers and employees		(4,220,833)	(5,456,038)
R&D tax refund		3,022,673	4,753,646
Interest received		25,497	81,439
Net cash (outflow) from operating activities		(1,172,663)	(620,953)
Cash flows from investing activities
Payments for property, plant and equipment		(3,338)	(22,159)
Net cash (outflow) from investing activities		(3,338)	(22,159)
Cash flows from financing activities
Transaction costs relating to issue of equity		(37,835)	(154,362)
Net cash (outflow) from financing activities		(37,835)	(154,362)
Net (decrease) in cash and cash equivalents		(1,213,836)	(797,474)
Cash and cash equivalents at the beginning of the financial year		21,734,957	28,593,538
Effects of exchange rate changes on cash and cash equivalents		(609,934)	545,697
Cash and cash equivalents at end of period		19,911,187	28,341,761

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

3

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in Australian dollars)

(Unaudited)

		Attributable to owners of Prana Biotechnology Limited
	Notes	Contributed equity A$	Reserves A$	Accumulated losses A$	Total A$
Balance at 1 July 2016		146,879,214	9,363,181	(124,875,182)	31,367,213
Loss for the period		-	-	(3,651,845)	(3,651,845)
Total comprehensive income for the period		-	-	(3,651,845)	(3,651,845)
Transactions with owners in their capacity as owners:
Transaction costs	8	(154,362)	-	-	(154,362)
Balance at 31 December 2016		146,724,852	9,363,181	(128,527,027)	27,561,006
Balance at 1 July 2017		144,018,006	2,320,480	(122,648,452)	23,690,034
Loss for the period		-	-	(3,617,439)	(3,634,039)
Total comprehensive income for the period		-	-	(3,617,439)	(3,634,039)
Transactions with owners in their capacity as owners:
Transaction costs	8	(119,435)	-	-	(119,435)
Employee share schemes - Share based payments		-	162,393	-	162,393
		(119,435)	162,393	-	42,958
Balance at 31 December 2017		143,898,571	2,482,873	(126,265,891)	20,115,553

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

4

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in Australian dollars)

Note 1: Basis of Preparation

This condensed consolidated interim report for the half-year reporting period ended 31 December 2017 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001. This interim financial report also complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

This condensed consolidated interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2017 and any public announcements made by Prana Biotechnology Limited (the “Company”) during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period. There were no new accounting standards or interpretations adopted by the Company during this reporting period.

Note 2: Significant estimates and assumptions

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company and its two wholly-owned subsidiaries (the “Group”) makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial period are discussed below.

(a)	Going concern

The Group is a development stage medical biotechnology company and as such expects to be utilising cash until the results of its research activities have become marketable. For the six months ended 31 December 2017, the Group incurred an operating loss of A$3,617,439 and an operating cash outflow of A$1,172,663 compared with an operating loss of A$3,651,845 and an operating cash outflow of A$620,953 for the six months ended 31 December 2016. As at 31 December, 2017 the net assets of the Group stood at A$20,115,553 compared with A$23,690,034 at 30 June 2017 and our cash position decreased to A$19,911,187 from A$21,734,957 at 30 June 2017.

Cash on hand at 31 December 2017 plus projected operating inflows are considered sufficient to meet the Group's forecast cash outflows for at least 12 months from the date of this report. While there is an inherent uncertainty in the Group's cash flow forecast in relation to the proposed expenditure on research and development which may impact the forecast cash position, the Company’s directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•	The Group continues to pursue the raising of additional funds through alternative funding structures and has a strong history of raising capital. The Group has an existing "at market” (ATM) facility through which it could raise additional funds of up to US$50 million by the sale of American Depositary Receipts ("ADRs"). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in October 2017 has been a successful source of raising funds. In prior reporting periods, the Group has raised A$48.68 million (US$44.5 million) under this and a previous ATM facility.

•	The Group has on issue a total of 30 million unlisted, unexercised options. The options have exercise prices ranging from A$0.07 to A$1.12. If all unlisted options were exercised, the Group would receive consideration of A$2.49 million in total. Although the exercise of options may be available, it is not in the Group’s control to receive this consideration.

5

•	Notwithstanding, in the event that the Group will not have sufficient funds to effect its current plans through the above-mentioned methods, the Group has the ability to scale down its operations and prioritise its research and development programs.

Additionally, the Group has recorded a receivable at December 31, 2017 in the amount of A$1,360,238 from the Australian Tax Office in respect of its 2018 research and development tax incentive claim. The Group expects to receive this amount during the next 12 months.

On this basis, the Company’s directors are satisfied that the Group is a going concern and at this time are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as at 31 December 2017.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

(b)	R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive, effective from 1 July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable research and development tax incentive offset of 43.5%, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than A$20 million. Eligible companies can receive a refundable research and development tax incentive offset of 43.5% of their research and development spending.

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to 31 December 2017 the Group recorded an item in other income of A$1,360,238 compared with A$1,830,734 for the comparable 2016 period to recognise this amount which relates to this period.

(c)	Share-based payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option-pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

Note 3: Segment information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of the Company. For the current and previous reporting periods, the Group operated in one segment, being research into Alzheimer's disease, Huntington disease and other neurodegenerative disorders.

6

Note 4: Loss per share

(a)	Basic loss per share

	Six months ended December 31,
	2017 (cents)	2016 (cents)
From continuing operations attributable to the ordinary equity holders of the Group	0.68	0.68

(b)	Diluted loss per share

	Six months ended December 31,
	2017 (cents)	2016 (cents)
From continuing operations attributable to the ordinary equity holders of the Group	0.68	0.68

(c)	Reconciliation of earnings used in calculating loss per share

	Six months ended December 31,
	2017	2016
Basic earnings per share
Loss attributable to the ordinary equity holders of the Group used in calculating basic loss per share:	3,617,439	3,651,845

Diluted earnings per share
Loss attributable to the ordinary equity holders of the Group used in calculating diluted loss per share	3,617,439	3,651,845
Adjustments	-	-
Loss attributable to the ordinary equity holders of the Group used in calculating diluted loss per share	3,617,439	3,651,845

(d)	Weighted average number of shares used as denominator

	Six months ended December 31,
	2017 Number	2016 Number
Weighted average number of ordinary shares used as the denominator in calculating basic loss per share	533,891,470	533,891,470

Options that are considered to be potential ordinary shares are excluded from the weighted average number of ordinary shares used in the calculation of basic loss per share. Where dilutive, potential ordinary shares are included in the calculation of diluted loss per share. All the options on issue do not have the effect to dilute the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share.

7

Note 5: Revenue and other income

	31 December 2017 A$	31 December 2016 A$
Revenue from ordinary activities
Interest income	111,581	72,883
Other revenue	5,587	-
	117,168	72,883
Other Income
R&D tax incentive	1,360,238	1,830,734
	1,360,238	1,830,734

Note 6: Loss for the period

	31 December 2017 A$	31 December 2016 A$
Loss before income tax has been determined after:

General and administration expenses
Depreciation on fixed assets	9,325	10,516
Employee expenses (non-R&D related)	492,458	578,134
Consultant and director expenses	403,673	383,963
Audit, internal control and other assurance expenses	93,060	107,240
Corporate compliance expenses	206,468	212,316
Office rental	88,606	99,150
Other administrative and office expenses	685,267	638,363
	1,978,857	2,029,682
Research and development expenses
Employee expenses	1,001,117	849,366
Other research and development expenses	1,285,169	2,983,048
	2,286,286	3,832,414
Other gains and losses
Foreign exchange loss / (gain)	610,939	(496,019)
	610,939	(496,019)

Note 7: Net tangible assets

	As at
	December 31, 2017	June 30, 2017
Net tangible assets	20,115,533	23,690,034
No. of shares	533,891,470	533,891,470

Net tangible assets per share (in cents)	$3.77	$4.44

Note 8: Contributed equity

		As at
		December 31, 2017		June 30, 2017
	Note	No.	A$	No.	A$
Fully paid ordinary shares	(a)	533,891,470	143,898,571	533,891,470	144,018,006
Options for fully paid ordinary shares	(b)	-	-	-	-
		533,891,470	143,898,571	533,891,470	144,018,006

8

a)	Fully paid ordinary shares

At the beginning of reporting period	533,891,470	144,018,006	533,891,470	146,879,214
Transaction costs relating to share issues	-	(119,435)	-	(159,564)
Expired options				(2,701,644)
At the end of reporting period	533,891,470	143,898,571	533,891,470	144,018,006

(b)	Options for fully paid ordinary shares

At the beginning of reporting period	-	-	2,701,644
Reclassification – expired options	-	-	(2,701,644)
At the end of reporting period	-	-	-

Note 9: Reserves

		As at
		December 31, 2017		June 30, 2017
	Note	No.	A$	No.	A$
Options over fully paid ordinary shares	(a)	30,426,063	2,482,873	26,826,063	2,320,480

		30,426,063	2,482,873	26,826,063	2,320,480

(a)	Options over fully paid ordinary shares

At the beginning of reporting period	26,826,063	2,320,480	19,395,582	2,320,480
Movement during the period	3,600,000	162,393	7,430,481	-
At the end of reporting date	30,426,063	2,482,873	26,826,063	2,320,480

9

Note 10: Financial instruments measured at fair value

The financial instruments recognised at fair value in the Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

•	quoted prices in active markets for identical assets or liabilities (Level 1);
•	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and
•	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

During the period, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous periods.

Note 11: Reconciliation of profit after income tax to net cash flow from operating activities

	31 December 2017 A$	31 December 2016 A$
Loss for the year	3,617,349	3,651,845
Depreciation	(9,325)	(10,516)
Accrued capital cost to equity	81,600	-
Non-cash employee benefits expense - share-based payments	(162,393)	-
Net foreign exchange differences	(609,934)	545,697
Decrease/(increase) in provisions	112,749	(120,945)
Increase/(Decrease) in accounts receivable	(1,580,791)	(2,940,203)
Increase /(Decrease) in other current assets	60,687	(133,696)
(Increase)/Decrease in accounts payable	(337,369)	(371,229)
	1,172,663	620,953

Note 12: Related party transactions

Prof. Ira Shoulson provides consulting services to the Group in a separate capacity to his position as a Non-Executive Director. Prof. Ira Shoulson was appointed as a Non-Executive Director on 13 May, 2014. Prof. Ira Shoulson was paid total cash compensation of A$12,021 for the period 1 July 2017 to 31 December 2017 compared with A$146,755 for the comparable 2016 period in his capacity as a consultant to the Group.

There were no other related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the Company and its subsidiaries.

Note 13: Events subsequent to reporting date

No matter or circumstance has occurred subsequent to period end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial periods.

10